Exhibit 3.1

Bylaws:

2.4	Special Meetings.

Special meetings of the board of directors may be called by the chairman of the board, or the chairman of the board may by written designation appoint the chief executive officer, the president, the vice chairman, or a vice president of the Corporation to call such meeting. Special meetings may also be called by the lead director or, if there is no lead director, the chairman of the directors and corporate governance committee, or by written request of one-third of the directors then in office. The place, date, and time of a special meeting shall be fixed by the person or persons calling the special meeting. Notice of a special meeting of the board of directors shall be sent by the secretary of the Corporation to each director who does not waive written notice (either in writing or by attendance at such meeting) either by first class United States mail at least four days before such meeting, or by overnight mail, courier service, electronic transmission, or hand delivery at least 24 hours before the special meeting. Unless such notice indicates otherwise, any business may be transacted at a special meeting.

2.6	Election of Chairman; Conduct of Board Meetings.

The board of directors shall annually elect one of its members to be chairman of the board and shall fill any vacancy in the position of chairman of the board with a director at such time and in such manner as the board shall determine. A director may be removed from the position of chairman of the board at any time by the affirmative vote of a majority of the board. The chairman of the board may but need not be an officer of or employed in an executive or any other capacity by the Corporation. If the chairman of the board is not an Independent Director, the board of directors shall designate one of its Independent Directors to be lead director, with such responsibilities as the board may determine.

The chairman of the board shall preside at meetings of the board and lead the board in fulfilling its responsibilities as defined in section 2.1.

In the absence of the chairman of the board, the lead director or, if there is no lead director, the chairman of the directors and corporate governance committee or, in his absence, a member of the board selected by the members present, shall preside at meetings of the board. The secretary of the Corporation shall act as secretary of the meetings of the board but, in his absence, the presiding director may appoint a secretary for the meeting.